Publication: South China Morning Post **Date:** Dec 5, 2005 (82-836)
Page: Classified - 6 **Where Published:** Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

05013347

FIRST PACIFIC

SUPPL

RECEIVED DEC 19 A 11:35 OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

NON-COMPLETION OF ACQUISITION OF SHARES IN DEL MONTE PACIFIC LIMITED ("DEL MONTE") NO POSSIBLE MANDATORY CONDITIONAL CASH OFFER FOR THE REMAINING SHARES IN DEL MONTE

The Board announces that the Pre-emption Condition cannot be satisfied as a consequence of MCI having exercised its Pre-emption Rights over a majority of the Sale Shares pursuant to the Shareholders' Agreement. Accordingly, the proposed Acquisition by the Company of the Sale Shares cannot be completed and, therefore, the Offeror will no longer be required under the Code to make the Offer for the remaining issued shares of Del Monte as previously envisaged if and when the Acquisition proceeded to completion.

The Special General Meeting to approve the Acquisition of the Sale Shares and the making of the Offer will be held as scheduled at The Victoria and Chater Rooms, 2nd floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. Shareholders should note, however, that the Special General Meeting will be adjourned sine die or abandoned without any resolution being considered other than a resolution to adjourn/abandon the Special General Meeting. Accordingly, Shareholders need not go to the time and expense of attending the Special General Meeting.

Reference is made to the circular (the "**Circular**") issued by First Pacific Company Limited (the "**Company**") which contains a notice of Special General Meeting, each dated 21 November 2005, in relation to the proposed Acquisition and the possible Offer by the Offeror, which together constituted a possible major transaction for the Company. Unless otherwise defined, terms used herein shall have the same meaning as defined in the Circular.

The Circular disclosed information about certain pre-emptive rights contained in a shareholders' agreement (the "**Shareholders' Agreement**") between the Seller and MCI. Pursuant to the Shareholders' Agreement, MCI and certain entities associated with it (MCI, together with such entities, the "**MCI Pool Members**") are entitled to certain pre-emption rights (the "**Pre-emption Rights**") in respect of a majority of the Sale Shares.

As further disclosed in the Circular, one of the conditions to completion of the proposed Acquisition was that the Pre-emption Rights have not been validly exercised (the "**Pre-emption Condition**").

The Circular also disclosed that on 10 November 2005 a notice in respect of, *inter alia*, the Pre-emption Rights (the "**MCI Notice**") was sent to the MCI Pool Members. The MCI Notice is presumed to have been delivered to the MCI Pool Members on 11 November 2005. Pursuant to the Shareholders' Agreement, the MCI Pool Members had 21 days from delivery of the MCI Notice to accept an offer by the Seller, after it is delivered, to buy those Sale Shares which are subject to the Pre-emption Rights. The before mentioned 21 day period expired on 2 December 2005.

The Board announces that it received confirmation from the Seller on 3 December 2005 that MCI, acting alone, had validly exercised its Pre-emption Rights under the Shareholders' Agreement, with the other MCI Pool Members electing not to exercise their Pre-emption Rights. As a consequence, the Pre-emption Condition, which is not capable of waiver by the Company or the Seller, cannot be satisfied and the proposed Acquisition of the Sale Shares by the Company cannot now be completed. The Offeror will therefore no longer be required under the Singapore Code on Take-overs and Mergers (the "**Code**") to make the Offer for the remaining issued shares of Del Monte as previously envisaged if and when the proposed Acquisition proceeded to completion.

Pursuant to and in accordance with the Company's Bye-Laws, the Special General Meeting to approve the proposed Acquisition of the Sale Shares and the making of the Offer will be held as scheduled at The Victoria and Chater Rooms, 2nd floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. However, Shareholders should note that because the proposed Acquisition will not, for the reasons set out in this announcement, proceed to completion and the Offer will therefore not be made, there is no need for the Shareholders of the Company to vote on the resolutions to approve the Acquisition and the making of the Offer as set out in the notice of Special General Meeting. As a consequence, subject to a quorum being present, the Special General Meeting will be adjourned sine die or abandoned without any resolution set out in the notice of Special General Meeting being considered. Rather, a resolution to adjourn/abandon the Special General Meeting will be put to Shareholders to be considered and, if thought fit, approved. Accordingly, Shareholders need not go to the time and expense of attending the Special General Meeting.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 4 December 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr Anthoni Salim as Chairman, Mr Manuel V. Pangilinan as Managing Director and Chief Executive Officer, Mr Edward A. Tortorici and Mr Robert C. Nicholson as Executive Directors, His Excellency Albert F. del Rosario, Mr Tedy Djuhar, Mr Sutanto Djuhar, Mr Ibrahim Risjad and Mr Benny S. Santoso as Non-executive Directors and Professor Edward K.Y. Chen (GBS, CBE, JP), Mr Graham L. Pickles and Mr David W.C. Tang (OBE, Chevallier de L'Ordre Arts et des Lettres) as Independent Non-executive Directors.

PROCESSED DEC 20 2005 THOMSON FINANCIAL

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